U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB - Amendment No. 2

SEC File No. 0-50915

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0343710

(I.R.S. Employer Identification Number)

Suite 1220, 789 West Pender Street, Vancouver, B.C.  V6C 1H2

(Address of principal executive offices)

Telephone:  (604)669-9330

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

TABLE OF CONTENTS

PART I

3

Item 1.  Description of Business

3

Business Development

3

Description of our Business

5

Item 2.  Plan of Operation

8

Our Exploration Properties

11

SMH prospect

11

Location and Access

11

Accessibility and Physiography

16

History

16

Regional Setting

17

Property Geology

18

Roxy Prospect

18

Location and Access

18

History

18

Geology

19

Mineralization and Geochemistry

19

Item 3.  Description of Property

19

Our Office Premises

20

Item 4.  Security Ownership of Certain Beneficial Owners and Management

20

Item 5.  Directors and Executive Officers, Promoters and Control Persons

20

Item 6.  Executive Compensation

22

Item 7.  Certain Relationships and Related Transactions

22

Item 8.  Description of Securities

22

PART II

23

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

23

Item 2.  Legal Proceedings

24

Item 3.  Changes in and Disagreements with Accountants

24

Item 4.  Recent Sales of Unregistered Securities

24

Item 5.  Indemnification of Directors and Officers

24

PART - FINANCIAL STATEMENTS

25

PART III

27

Item 1.  Index to Exhibits

27

SIGNATURES

27

PART I

Item 1.  Description of Business

Business Development

We are a mineral exploration company.  We seek to explore our mineral interests in the SMH Property located in Eureka County, Nevada and our mineral interests in the Roxy Prospect located in Pershing County, Nevada.  We were incorporated on February 15, 2001 as "Parthenon Development Corporation" under the laws of the State of Nevada.  We acquired our mineral exploration properties in January, 2004.  We raised seed capital to finance our mineral exploration activities during the period September, 2003 to March, 2004.  We changed our name to "McNab Creek Gold Corp." on August 1, 2003 when management determined that our company would explore gold and silver deposits in the vicinity of the Carlin Trend and Kennedy District in the State of Nevada.

We are an exploration stage company.  There is no assurance that a commercially viable mineral deposit exists on any one of our properties.  Extensive exploration will be required before we can make a final evaluation as to the economic and legal feasibility of any potential deposit.

We have not been involved in any bankruptcy, receivership or similar proceedings.  We have not undergone any material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.

Technical Terms Glossary

The following defined technical terms are used in our registration statement:

Allochthonous – A block of lithologic units that underlay a fault block that has  been displaced laterally and emplaced above over the ‘allocthonous’ block.  Typical in the Great Basin of the western United States (Nevada), where many western lithologic units have been “thrust” eastward and are now over the top of the eastern units, allocthonous rocks.  Generally the allocthonous rocks form the favourable ore-bearing host rocks.

Argentiferous – Silver bearing.

Argillaceous mudstone – A very fine grained sedimentary rock comprised of mud-size grains (less than .004 mm in diameter), with a significant clay component.

Arsenopyrite – A mineral; iron, arsenic sulphide, FeAsS, often a favorable indicator mineral for gold ore.

Chalcopyrite - A mineral, copper sulfide, Cu2S; sometimes called copper glance; one of most important ore minerals of copper.

Chert - Granular cryptocrystalline silica, similar to flint but usually light in color . Occurs as compact massive rock or as nodules .

Dolomite - Mineral composed of carbonate of calcium and magnesium, CaMg(CO3)2. Also used as rock name for formations composed largely of mineral dolomite.

Epithermal – a mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or more rarely, base metals.

Galena - A mineral ; lead sulfide, PbS. Principal ore of lead.

Geosynclinal - Literally, "earth syncline ." Term now refers, however, to a basin in which thousands of meters of sediments have accumulated, with accompanying progressive sinking of basin floor explained only in part by load of sediments.  Common usage includes both accumulated sediments themselves and geometrical form of basin in which they are deposited.  All folded mountain ranges were built from geosynclines, but not all geosynclines have become mountain ranges.

Greenstone – metamorphosed volcanic and sedimentary rocks.

Grey siliceous shale – A rock unit that is very thinly-bedded, typically formed by the compression of mud, thus forming a fissile, platy rock, containing a significant component of silica grains

Havallah – Pennsylvanian-Permian age stratigraphic Formation.

Hydrothermal deposit - A mineral deposit formed by the precipitation of metallic ions from water ranging in temperature from 50º to 700ºC.

Jasperoid - Granular, cryptocrystalline silica usually colored red by hematite inclusions; generally good indicator of the presence of ore-forming fluids in the area.

Koipato Group – Triassic age stratigraphic formation.

Laminated Silty Limestone – A thin bedded limestone, typically with beds ranging from 2-5 millimeters in thickness comprised of limestone and very small, silt grains.  Often laminated silty limestone is a very favorable ore-bearing host rock.

Limestone – Sedimentary rock composed largely of mineral calcite , CaCO3, formed by either organic or inorganic processes.

Lithologic units – Rock formations that comprise the geology in a region.

Mesozoic Koipato Group – Mesozoic age stratigraphic formation.

Paleozoic metamorphic – Paleozoic age changed-form rock ." any rock changed in texture or composition by heat, pressure , or chemically active fluids after original formation.

Paleozoic Pumpernickel – Paleozoic age stratigraphic Formation.

Pennsylvanian-Permian Pumpernickel Formation – Stratigraphic Formation.

Pyrite - A sulfide mineral, iron sulfide, FeS2.

Quartz carbonate – Typically an alteration product of vein associated with metalliferous systems; comprised of a mixture of quartz and carbonate.

Quartzite - Metamorphic rock commonly formed by metamorphism of sandstone and composed of quartz . No rock cleavage .  Breaks through sand grains in contrast to sandstone, which breaks around grains.

Siliceous- Minerals with crystal structure containing silicon-oxygen tetrahedra arranged as isolated units ( nesosilicates ), single or double chains ( inosilicates ), sheets ( phyllosilicates ), or three-dimensional frameworks ( tectosilicates ).

Siltstone – A fine grained sedimentary rock comprised of silt-size grains (.06 - .004 mm in diameter).

Sphalerite - A mineral; zinc sulfide, ZnS. Nearly always contains iron, (Zn, Fe)S. Principal ore of zinc. (Also known as zinc blende or blackjack.).

Tertiary grandiorite – Tertiary age intrusive rock that is composed of granodiorite-intursive rock.

Tertiary grandodiorite - Tertiary age igneous rock intermediate in composition between granite and diorite .

Triassic granitic pluton – Triassic age intrusive rock that is composed of granitic-type intrusive rocks.

Triassic metavolcanics – Triassic age rock-type; Metavolcanics are rocks that were originally volcanic and have been changed by heat, pressure of chemically active fluids to metavolcanics.

Description of our Business

(i)

Our Principal Products and Their Markets

We are a junior mineral exploration company.  We have acquired two blocks of lode mineral claims in Pershing County and Eureka County in the State of Nevada.  We will be exploring these claims in phases.  Our proposed work program is set out in detail under the Plan of Operation section of this registration statement.

(ii)

Distribution Methods of our Products or Services

We are a mineral exploration company and are not in the business of distributing any products or services.

(iii)

Status of Any Publicly Announced new product or service.

We have no plans for new products or services that we do not already offer.

(iv)

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition

Historically, the State of Nevada has been rich in mineral reserves.  Areas of Nevada have been explored and in some cases staked through mineral exploration programs.  Large areas remain unstaked and areas reopen as claims expire.  The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest.  In many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities.  These facts make it possible for a junior mineral exploration company such as ours to be very competitive with other similar companies.  In the case of the properties which we currently own, we purchased them inexpensively from another junior mineral exploration company.   We are in competition with hundreds of other junior exploration companies who are evaluating and re-evaluating prospective mineral properties in the State of Nevada.

In effect, we are also competitive with senior companies who are doing grass roots exploration.  In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration.  We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future.  If we are unable to raise capital to pay for extensive claim exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

Unless we conclude an aggressive property acquisition program which carries work commitments, we will be able to continue operating on modest cash reserves for an extended period of time.

(v)

Sources and Availability of Raw Materials and the Names of Principal Suppliers

As a mineral exploration company, we do not require sources of raw materials and do not have principal suppliers in the way which applies to manufacturing companies.  Our management team seeks to assemble a portfolio of quality mineral exploration properties in Nevada.  Management's exploration experience and industry contacts will enable us to assemble the portfolio of properties through grass roots exploration and staking by our own management team and by acquiring new properties through option agreements where new properties can be acquired on favourable terms.

The north-central Nevada region, around the SMH and Roxy Properties, has a long history of mining activity.  The majority of the jobs in the northern Nevada counties (Lander, Humboldt, Eureka, and Elko) are associated with the mining industry.  Heavy equipment and operators are available from several sources in the local area.  The nearby towns have extensive support and equipment availability.  Skilled and experienced manpower is readily available in the local area.

(vi)

Dependence on One or a Few Major Customers

We are in the business of mining exploration.  We are not selling any product or service and therefore have no dependence on one or a few major customers.

(vii)

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration.

Our company does not own any patents or trademarks.  We are not party to any labor agreements or contracts.  Licenses, franchises and concessions are not part of our business.  Both our SMH Property and Roxy Property have been acquired subject to a 2.5% net smelter return royalty which was retained by the vendors of the property, Scoonover Exploration LLC and which was subsequently sold to a third party, Golden Patriot Corp.

(viii)

Need for Any Government Approval of Principal Products or Services

We are not in a business which requires government approval for principal products or services.  In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would be required to apply for numerous government approvals in order to commence mining.  All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in the United States is highly regulated.  The mining consultants who we retain have extensive industry experience and are familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in Nevada.  We are unaware of any proposed or probable government regulations which would have a negative impact on the mining exploration industry in Nevada.  We propose to adhere strictly to the regulatory framework which governs mining operations in Nevada.

(ix)

Effect of Existing or Probable governmental Regulations on Our Business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

We have not expended any funds on research and development activities and do not expect to do so in the foreseeable future.

(xi)

Costs and Effects of Compliance with Environmental Laws (federal, state and local).

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only.  In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these claims.  These exploration plans will be prepared by qualified mining engineers.

Our costs of compliance with environmental laws during the next twelve months through our Phase 1 and Phase 2 exploration programs will be minimal.  Our field activity will involve extremely low impact environmental work such as geologic mapping, rock chip sampling and the compilation of a geochemical database.  The costs of environmental compliance for the next 12 months are so minimal, they have not been included in our budgets.

(xii)

Number of Total Employees and Number of Full Time Employees

We currently have one full time employee, namely Kenneth Townsend, our President, C.F.O. and director.  The time spent by this employee on our business is directly proportional to our level of activity on a month to month basis.  Mr. Townsend typically spends 50 to 100 hours per month on our business.

Item 2.  Plan of Operation

During the period September, 2003 to March, 2004, we obtained subscriptions for 964,200 shares under Regulation S to raise proceeds of approximately $47 ,460.  We have received additional loan proceeds from our management of approximately $30 ,000.  The proceeds obtained from these financings are allowing us to complete our stage one exploration programs on the SMH Property and the Roxy Prospect.  It is unlikely that we will need to raise additional funds in the next 12 months.  Our existing funds will also cover our general and administrative expenses for at least the next 12 months.  In the event additional funds are required, management will seek private placement subscriptions or will loan additional proceeds to the Company.

Even if our company completes our planned exploration programs on the Roxy and SMH Properties and is successful in identifying a mineral deposit, the Company will be required to spend substantial additional funds on drilling and engineering studies before it can determine whether the mineral deposit is commercially viable.  Currently, the Company does not have the funds required to complete a substantial drilling program and engineering studies.  In the event it is unable to raise additional funds for this work, it would be unable to proceed even if a mineral deposit is discovered.

Exploration on the SMH and Roxy Properties will be conducted in a phases.  We have not yet started Phase One of our exploration program.  If Stage1 results are sufficiently encouraging, we will proceed with continued exploration in a Phase Two program.  Typically, exploration results which warrant Phase 2 work include:

•

Surface geochemical sample results with values that are suggestive of a mineral deposit, when considered in the context of the geologic setting of the property.

•

Geophysical anomalies that are suggestive of a mineral deposit, when considered in the context of the geologic setting of the property.

•

Interpretation of geological results that is indicative of a favorable setting for a mineral deposit.

These results are usually interpreted in conjunction with current metal-market conditions, management’s corporate goals, and the potential for Stage 2 plans to facilitate the discovery process.

Our company has incurred operating losses and will not be able to exist indefinitely without the receipt of additional operating funds.  In the circumstances, the Company will not be able to continue as a going concern for more than 24 months without the receipt of additional operating funds.

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko, Nevada.   The claims were acquired at arm’s length for consideration of $3,500, with a 2.5% net smelter return royalty retained by Scoonover.

The SMH quitclaim (recorded in Eureka County Nevada Book 374, Page 001-003) is included as Exhibit 10.1.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  The claims were acquired at arm’s length for consideration of $3,500, with a 2.5% net smelter return royalty retained by Scoonover.

The Roxy quitclaim (recorded in Pershing County Nevada Book 384, Page 740-742) is included as Exhibit 10.2.

We will not be conducting any product research or development over the next 12 months.  We do not expect to purchase any plant or significant equipment over the next 12 months.

We do not expect any significant changes in the number of our employees over the next 12 months.  Our current management team will satisfy our requirements for the foreseeable future.

Our specific plans of operation for our two exploration properties are set out below.

SMH PROPERTY - Plan of Operation

We propose to complete the first stage of our two stage exploration program on our SMH property in the second quarter of 2005.  Stage two will be contingent upon positive exploration results being obtained in stage one of our program.  Execution of the Phase 1 plan should be possible (in a typical weather year) beginning in the latter part of March or early February.

Stage 1

(a)

Soil and rock chip sampling to be concentrated in the vicinity of drill hole 93TELE 9 and on the southeast corner of the property.

(b)

VLF-EM survey to locate and define faults.

Proposed Budget

Soil and rock chip sampling including analyses, 200 samples at $20/sample	US$4,000

VLF-EM survey, 20 line kilometers at 150/km	3,000
Sub-total	7,000
All 10% contingencies	700
Total	7,700

Stage 2 - Contingent Upon Stage 1 Results

(a)

Reverse-circulation drilling depending on the results of Stage 1.  Deep holes of not less than 1,200 feet would be employed to explore for gold mineralisation beneath the Roberts Mountains Thrust.

Proposed Budget

Reverse-Circulation Drilling 4800ft or 1464m at $25/metre	36,600
Engineering and supervision	6,000
Transportation, Accommodations and meals	4,000
Sub-total	46,600
All 10% contingencies	4,660
Total	51,260

ROXY PROSPECT - Plan of Operation

We propose to complete the following phase one work program on our Roxy Prospect in the second quarter of 2005.  Further work on this property will be contingent upon positive exploration results being obtained in phase one of our program.

Phase I:

Detailed Mapping, Sampling, Data Acquisition and Initial Permitting

The purpose of this program phase is to increase our knowledge base for the Roxy Prospect.  This includes more detailed surface geologic mapping, rock chip sampling and the compilation of a geochemical database for the area of interest.

Labor:

Field work, estimated 15 days.  Estimated cost = $7,500 plus expenses and mileage.

Total estimated cost field work = $8,800

Office work, estimated 5 days.  Estimated cost = $2,500 plus expense.

Total estimated cost office work = $2,700.

Rock Sample Assaying and Geochemical Analyses:

ALS Chemex.

Anticipate 225 rock chip sample assays and multi-element geochem analyses at US$34 each.

Estimated cost = $7,650.

Geophysical Surveys:

Acquire old IP data and re-interpret.

Estimated costs = $7,500.

Permitting - BLM Notice of Intent:

Prepare and file Notice of Intent with BLM, after completion of field work

Estimate 2 days = $1,000 - $1,200 US.

Summary of Phase I Expenditures:

Task	Cost
Labor (map & geochem field work)	$ 8,800
Labor (map & geochem interp.)	$ 2,700
Assaying & Geochemical Analyses	$ 7,650
Geophysics (data acq. & re-interp)	$ 7,500
NOI Permitting (start)	$ 1,000
Phase I Total (US$)	$27,650

A modest contingency of $2,350 brings the total for the recommended program to US$30,000.  Completion of the Phase I program is anticipated by mid 2005.

We will engage a mining consultant to assess each phase of our proposed exploration and determine whether the results warrant further work.

If the exploration results on the Company's initial phases on its two properties do not warrant drilling or further exploration, the Company will suspend operations on these properties.  The Company will then seek additional exploration properties and additional funding with which to do work on the new properties.  In the event that the Company is unable to obtain additional financing or additional properties, it may not be able to continue as a going concern.

Description of Our Exploration Properties

SMH prospect

Location and Access

The SMH Prospect comprises 400 acres in 20 unpatented and contiguous lode claims.  The claims are located south of the Carlin Trend, Figure 1, more specifically in Section 23, 26 and 35 of Township 26 North and Range 52 East in Eureka County Nevada.  Subject to a 2.5% production royalty, the claims were transferred to McNab Creek Gold Corporation by virtue of a Quticlaim Deed executed in January, 2004 by Scoonover Exploration LLC of Elko, Nevada.  The name of the claims and their BLM Serial Numbers are given in Table 1.  All claims have anniversary dates on September 1 and are in good standing until 2005.

Unpatented mining claims consist of U.S. Federal controlled ground for which the proprietary mineral rights have been claimed; one claim covers approximately 20.7 acres and is obtained by completing a proscribed set of monumentation, postings and filings (described by Nevada law) generally described as:

•

Erect four corner locations monuments and one location monument

•

File appropriate documentation and pay appropriate fees with U.S. Department of the Interior-Bureau of Land Management

•

File appropriate documentation and pay appropriate fees with County Recorder in county where claims are located.

Table 1.

Claim Name	BLM Serial Number
SMH 31	NMC856514
SMH 32	NMC856515
SMH 33	NMC856516
SMH 34	NMC856517
SMH 35	NMC856518
SMH 36	NMC856519
SMH 37	NMC856520
SMH 38	NMC856521
SMH 39	NMC856522
SMH 40	NMC856523
SMH 41	NMC856524
SMH 42	NMC856525
SMH 43	NMC856526
SMH 44	NMC856527
SMH 45	NMC856528
SMH 46	NMC856529
SMH 47	NMC856530
SMH 48	NMC856531
SMH 49	NMC856532
SMH 50	NMC856533

Figure 1

Location map of the State of Nevada showing the claims which are located south of the Carlin Trend, Sections 23, 26 and 35 of Township 26 North and Range 52 East of Eureka County, Nevada.

Denio
McDermitt
Owyhee
Jackpot
Vya
Orovada
Wells
Winnemucca
Elko
West Wendover
Gerlach
Battle Mountain
Carlin
Roxy Silver
SMH Project
Lovelock
RENO
Fallon
Austin
Eureka
McGill
CARSON CITY
Ely
Gardnerville
Yerington
Gabbs
Hawthorne
Luning
Mina
Tonopah
Pioche
Panaca
Goldfield
Caliente
Hiko
Alamo
N
W
E
S
Beatty
Indian Springs
Pahrump
LAS VEGAS
Boulder City
200
0
200
400
Miles
Searchlight
Laughlin

McNab Creek Gold Corp.
Nevada Projects

Figure 2

Small Scale Map showing the location and access to our SMH Property.

Middle Spring
Flynn Spring
Mines
Mineral Hill
Willow Spring
Aiken
Spring
Mine
Corral
Canyon
Cave
Cave Spring
Cave Hill
Canyon
Aiken Spring
Corral
WT
Simpson Spring
Rocky
Gulch
Corral
SMH Claims
Corral
Corral
Bald Mountain Well
36
31
Mountain
Table

N
W
E
S
0
2,500
5,000
10,000
Feet

SMH Claimblock
Eureka County Nevada

Figure 3

Small Scale Map showing the location and access to our Roxy Property.

Kennedy
Canyon
Mine
USMM
Lamberson
Canyon
31
36
Roxy Claims
6
1
Flowing Well
Beacon
Springs
4WD
1600
36
31
N
E
S
W
6,900
3,450
0
6,900 Feet

Roxy Claimblock
Pershing County Nevada

Accessibility and Physiography

The SMH Prospect is reached by driving approximately 22 miles west on U.S. Interstate Highway 80 to Carlin, Nevada, then 41 miles south on Nevada State Highway 278 to Mineral Hill Road then approximately 4.8 miles east to the Aiken Canyon access road and 3.4 miles southeast to the property.

The SMH Property is accessible by a combination of paved roads and all weather gravel roads from Carlin in the north and from Eureka in the south.  Both towns are the nearest population centers.  Exploration trails abound in and around the Carlin and Battle Mountain areas while in areas of moderate and rolling topography, most places are negotiable by 4x4 vehicles even in the absence of roads.  Within the property itself, the topography is moderate, rising from 6,650 ft on the southwestern part of the property to 7,000 ft on the northeastern part of the property.  The climate is arid giving rise to sparse vegetation and generally stunted plant growth.

History

Most previous work completed on the SMH Property involved geologic mapping, soil and rock chip sampling, trenching, test pitting and reverse circulation drilling.  The latest work carried out on the property was rock chip sampling by both Newmont Explorations and later by Independence Mining in 1999.  A brief account of previous work on the SMH property is given by David Greenan et al in a report for AUR Resources (USA) Inc. on the Telegraph Project dated December, 1993.  The Telegraph Project comprises the WHY claim group which was leased by AUR from Reserve Industries in 1992.  The SMH claims occupy the central part of the WHY claim group.

Cominco owned a large block of land in the Sulphur Spring range that included the SMH ground.  Of four drill holes completed by Cominco in the area in 1988, two holes, MHS-1 and MHS-4 were located on the SMH Property.  Only the data on MHS-4 is available which shows no detectable gold.

Following the Cominco drilling, the Dickenson-Nevada J.V. partners made up of Reserve Industries Corporation, Precambrian Exploration and Dickenson Mines Limited operated the WHY claims and collected 183 soil samples of which 118 samples came from several disparate lines and 65 samples came from a claim post-based soil grid (i.e. 600 x 750 feet spacing.  Assays from these samples were rather low for gold but trace elements did identify several prospective targets.

Asamera leased the WHY claims from Dickenson - Nevada J.V. in August, 1990 and initiated a ten-hole AIRTRAC drilling program along with backhoe trenching, geochemical rock chip sampling and sagebrush biogeochemical sampling.  Asamera to 36 rock chip samples in three trenches and drilled a 500-foot drill hole on the eastern side of the property.  Data from this hole is not available.

All of the Asamera AIRTRAC drill holes were shallow, from 35 to 50 feet.  Only one of the holes (WHY -2) intersected any significant mineralisation - 0.013opt Au from 5-35 feet in jasperoid along the north-south fault.

Sagebrush sampling identified three low-grade multi element and gold anomalies in the south central part of the WHY claim group.  Two of the anomalies trend east-west across the roughly north-south stratigraphic trend of the lithologies … and cut across several lithologic units.

In August, 1992, AUR leased the WHY claims from Reserve Industries who was acting on behalf of the Dickenson - Nevada J.V. partners.  In the same year of acquisition, AUR completed three trenches and an unspecified number of test pits.  A total of 61 rock chip and 9 soil samples were collected.  No significant assays resulted from the trench and test pit sampling.  Twenty-eight samples of drill cuttings from seismic shot holes drilled by a geophysical company returned gold values of up to 8ppb.

Between July and August, 1993, AUR drilled 3,935 feet in nine reverse circulation drill holes using a tire-mounted Ingersol-Rand TH100 rig.  Only one hole, 93TELE-9 encountered significant gold values from a 25-feet intersection grading 0.015 opt between 100-125 feet.  The drill hole was inclined at 70 degrees and completed at 400 feet.  The intercept was logged as jasperoid, clay and dolomite.

Regional Setting


The SMH Property is situated between the Carlin and the Battle Mountain - Eureka structural trends.  The rocks that host gold in the Carlin and Battle Mountain areas are present in the SMH Property.  The Carlin and Battle Mountain trends are parallel northwesterly alignments of gold and silver deposits stretching between 60 to 70 kilometers.  Geophysical studies indicate that both trends lie along ancient zones of crustal weaknesses resulting in fault zones extending deep into the earth's mantle providing conduits for sustained hydrothermal gold mineralisation.  In most deposits, microscopic gold is hosted in Paleozoic carbonate rocks, most particularly, the upper units of the Roberts Mountains Formation.


Property Geology


Units of the Vinini Formation primarily underlie the SMH property.  Previous work has subdivided the formation into separate sedimentary units comprising laminated silty limestone (Ovll), massive limestone (Ovl), black thinly bedded chert (Ovc), grey siliceous shale, siltstone and chert (Ovs), Quartzite (Ovq) and argillaceous mudstone and siltstone (Ovm).  The Vinini Formation (western assemblage rocks) is the fault contact with the Robert Mountains Formation of the (eastern assemblage rocks).  Previous drilling and sampling close to the fault returned anomalous gold values.


Roxy Prospect

Location and Access

The Roxy Prospect is located in un-surveyed Sections 5, 6, 7, and 8, of T27N, R38E, and MDB&M as shown in Figure 1 .  The area is within the southeastern portion of the Kennedy Mining District in the State of Nevada.  The land package consists of eight unpatented lode claims (NMC860160 to NMC860167) along the eastern margin of the southern East Range.

Access is via I-80 to Winnemucca, Nevada, thence south along Grass Valley road, approximately 55 miles through Grass Valley, past the Gold Bank Hills, through Pleasant Valley, almost to McKinney Pass.  The Property lies approximately three miles west of the main dirt road and two miles north of McKinney pass.  Access may also be gained via I-80 to Battle Mountain.  Follow State Road 305 southwest, turning west onto Lander County Road that goes past Battle Mountain Gold's Copper Canyon operations.  This road turns to gravel past the mine entrance and heads thorough Buffalo and Dixie valleys, around the south end of the Tobin Range, thence north along Spring Creek through the Sou Hills, to the south end of Pleasant Valley, again almost to McKinney Pass.

History

Discovery of silver-gold ore occurred in what would become the Kennedy District in 1891.  The discovery and development, in 1893, of the Imperial and Gold Note mines brought around 500 hopeful prospectors to the area.  The Kennedy District produced almost 85,000 ounces of silver, more than 3,900 ounces of gold, plus 62,439 pounds of copper and 101,479 pounds of lead, between 1903 and 1950.  Production came primarily from north and northwest trending quartz veins.  The early mines in the district produced free-milling gold-silver ores from oxidized portions of the veins.  Ores were processed through a 20-stamp mill.  Subsequent production came from lessees who produced small shipments of gold-silver ore.  According to NBM&G Bulletin 89 Geology and Mineral Deposits of Pershing County, Nevada (Johnson, 1977), mines of the district ". . . operated intermittently until 1950, but the greatest period of development and productivity was between 1893 and 1905."

At the Roxy Property, there exist a few historic workings of unknown age (Pre-1930).  The most extensive occur on the northern end of the outcropping vein, where three or so adits follow the strike of the vein.  A shaft sunk above the adits appears to access the upper reaches of the vein above the adits.  Approximately 1,100 feet to the south, another adit, driven west from 300 feet east of the vein, failed to intersect the mineralized vein system.

Geology

A large Triassic granitic pluton, cut on its northern margin by a Tertiary granodiorite, dominates the geology of the Kennedy District.  These stocks intrude Paleozoic Pumpernickel and Havallah formations and Mesozoic Koipato Group rocks.  Mapping compiled by Johnson (1977) reveals a north verging thrust emplacing undifferentiated Pennsylvanian-Permian Pumpernickel Formation westward over Triassic metavolcanics of the Koipato Group.  Carbonates may also comprise part of the lower plate of the thrust.  Regional mapping by Johnson (1977) does not reveal the limestone units; however, this limestone is the principal host to the quartz-carbonate, gold-silver veins at the Roxy Property.

Mineralization and Geochemistry

Principally silver and minor gold mineralization at the Roxy Property occurs within epithermal quartz-carbonate veins and stock work zones.  The veins are three to eight feet in width.  While some vein zones are greater than ten feet in width, the lack of production data for the Roxy area precludes anything other than speculation on the true width of the veins.   Veins trend north to northeast and dip easterly.  Silver values appear to correlate best with high lead and copper.  Metallic minerals within the veins include galena, sphalerite, chalcopyrite, arsenopyrite, and pyrite.  The galena is argentiferous.  Free gold is present locally.  In the main portion of the Kennedy District, quartz-sulfide veins occur in both Tertiary granodiorite and Paleozoic metamorphic rocks of the Pumpernickel Formation.  These host rocks cover a wide degree of physical and chemical properties, which is encouraging for the occurrences at the Roxy Property, as it shows precious metals mineralization to be possible through widely differing lithologies.

The most recent sampling consists of six samples taken by E. L. Hunsaker as confirmation sampling to previous work.  Results for this sampling include:

Sample	Easting (UTM)	Northing (UTM)	Au (opt)	Ag (opt)
20012	437432.00	4453797.00	<0.002	42.8
20013	437507.00	4453717.00	<0.002	5.7
20017	437342.00	4453398.00	<0.002	0.4
20018	437506.00	4454148.00	<0.002	0.3
20019	437455.00	4454029.00	<0.002	11.0
20020	437452.00	4454036.00	<0.002	54.5

The north-central Nevada region, around the SMH and Roxy Properties, has a long history of mining activity.  The majority of the jobs in the northern Nevada counties (Lander, Humboldt, Eureka, and Elko) are associated with the mining industry.  Heavy equipment and operators are available from several sources in the local area.  The nearby towns have extensive support and equipment availability.  Skilled and experienced manpower is readily available in the local area.

Item 3.  Description of Property

Our Office Premises

We operate from our offices at Suite 1220, 789 West Pender Street, Vancouver, British Columbia, Canada.  We do not own any real property or significant assets.  Office space is provided to us on a rent free basis by Mr. Kenneth Townsend, our President and Director.  We are not a party to any lease.  It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees.  Management believes that this space will meet our needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the direct, indirect and beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Kenneth G. Townsend Director 2028 West 53rd Avenue Vancouver, B.C. V6P 1L4	544,000 shares Direct Ownership	56.42%
Common	Christopher R. Verrico Director 6511 Granville Street Vancouver, B.C. V6C 1L6	No shares held	0%
Common	Management as a Group (two directors)	544,000 shares Direct Ownership	56.42%

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our directors and officers are as follows:

Name	Age	Position
Kenneth G. Townsend	70	President, C.E.O., C.F.O., Secretary and Director
Christopher R. Verrico	47	Director

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officer serves at the will of the Board of Directors.  There are no family relationships between any executive officer or director.  No officer or director of our company has, during the past five years, been named or involved in any bankruptcy proceedings, criminal proceedings or federal or state securities or commodities law enforcement proceeding.

Resumes

Kenneth G. Townsend

Mr. Townsend was appointed to his positions with our company on August 11, 2003.  Mr. Townsend has been employed full time in this capacity.  For the period May, 1994 through August, 2003, Mr. Townsend was a franchise owner and distributor for Ecofuel Diesel Saver in the Provinces of British Columbia and Alberta.  Mr. Townsend is not an officer or director of any other publicly listed companies.



Christopher R. Verrico

Mr. Verrico was appointed a director of our company on February 11, 2005.  During the period 2003 to 2004, Mr. Verrico was employed as project manager and superintendent with JJM Construction Ltd. of Delta, British Columbia.  Mr. Verrico was principally responsible for managing utility and road improvement projects operated by JJM Construction Ltd. for the Municipalities of Richmond, Surrey and North Vancouver.  During the period 1995 to 2003, Mr. Verrico was President of Mopass Ventures Ltd.  Mopass Ventures Ltd. was Mr. Verrico’s private operating company and through this company, Mr. Verrico participated as a contract consultant to Cumberland Resources and Candente Resource Corp. in the development and construction of a new exploration base camp in the Canadian Arctic for a gold mining operation.  Mr. Verrico has extensive experience in the civil/heavy-industrial construction and mining industry.  Mr. Verrico is not an officer or director of any other publicly traded companies.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies.  Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies.  We do not have a right of first refusal to opportunities that come to management's attention.  No member of management is currently in a conflict of interest with respect to their service obligations to our company.

Item 6.  Executive Compensation

No compensation has been awarded to, earned by or paid to our officers and/or directors since our inception.  Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations.  As of the date of this registration statement, we have no funds available to pay officers or directors.  Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Kenneth G. Townsend, President, C.E.O., C.F.O., Secretary and Director	2002 2003/ 2004	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	0 0 0	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00

Christopher R. Verrico, Director	2004	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

Item 7.  Certain Relationships and Related Transactions

We have not entered or proposed any related party transaction involving any member of management, shareholder or immediate family member of management or a shareholder.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.0001 per share.  There are 964,200 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

*

that a broker or dealer approve a person's account for transactions in penny stocks; and

*

the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*

obtain financial information and investment experience and objectives of the person; and

*

make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

*

sets forth the basis on which the broker or dealer made the suitability determination; and

*

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In general, under Rule 144, a person who has satisfied a one year hold period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are fifty (50) shareholders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

We have no changes in or disagreements with our accountants.

Item 4.  Recent Sales of Unregistered Securities

On January 9, 2004, we sold and issued 544,000 shares at $0.01 per share to one subscriber.   During the period September, 2003 to March, 2004, we sold 420,200 common shares at $0.10 per share to 49 subscribers under Regulation S.  None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

None of our shares have been sold or issued for consideration other than cash.

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.

Article VI of our Bylaws states certain indemnification rights and limitations.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

Excepted from liability immunity in our articles of incorporation are:

(a)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)

the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our unaudited financial statements for the six months ending December 31, 2004 and our audited financial statements for the year ended March 31, 2004 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Moore Stephens Ellis Foster, given on the authority of said firm as experts in accounting and auditing.

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

Financial Statements

(Stated in U.S. Dollars)

December 31, 2004

(Unaudited - Prepared by Management)

Index

Balance Sheets

Statements of Operations

Statements of Stockholders Equity

Statements of Cash Flows

Notes to Financial Statements

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

BALANCE SHEETS

 (Stated in US Dollars)

(Unaudited - Prepared by Management)

ASSETS	December 31/2004	March 31/2004
Current Assets
Cash	$ 27,436	$ 55,014

Equipment	285	367
Mineral Properties - Note 2	-	-

	$ 27,721	$ 55,381

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 8,662	$ 4,882
Due to a director - Note 3	4,959	3,326

	13,621	8,208
Promissory notes payable to related parties - Note 3	30,000	30,000

	43,621	38,208

STOCKHOLDERS' EQUITY
Authorized: 100,000,000 common shares with a par value of $0.0001
Issued and Outstanding
964,200 common shares (2004 - 964,200 common shares)	$ 96	$ 96
Additional paid in capital	49,614	49,614
Deficit accumulated during the pre-exploration stage	(65,610)	(32,537)

	(15,900)	17,173
Total Stockholders' (Deficit) Equity
	$ 27,721	$ 55,381
Total Liabilities and Stockholders' Equity

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(A pre-exploration stage company)

STATEMENTS OF OPERATIONS
for the nine months ended December 31, 2004 and 2003 and
the period from February 15, 2001 (Date of Incorporation) to December 31, 2004
(Stated in U.S. Dollars)
(Unaudited - Prepared by Management)
					February 15,
					2001 (date of
	Three Months ended		Nine Months ended		incorporation)
	December 31,		December 31,		to December 31,
Stated in U.S. dollars	2004	2003	2004	2003	2004

Expenses
General and administrative	$ 8,801	$ 5,952	$ 29,323	$ 5,952	$ 42,592
Property investigation costs	-	9,724	250	9,724	16,018
Mineral claims - acquisition costs - Note 2	-	-	3,500	-	7,000

Net loss for the period	$ (8,801)	$ (15,676)	$ (33,073)	$ (15,676)	$ (65,610)

Loss per share attributable to
common stockholders:
Basic and diluted	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.01)

Weighted average number of common shares outstanding:
Basic and diluted	964,200	771,657	964,200	1,419,157

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

for the period February 15, 2001 (Date of Incorporation) to December 31, 2004

(Stated in US Dollars)

(Unaudited - Prepared by Management)

	Common Shares		Additional Paid-in	Deficit Accumulated During the Pre-exploration	Stockholders' Equity
	Number	Par Value	Capital	Stage	(Deficiency)
Issuance of Common Stock for
services rendered at $0.0001 per share, February 16, 2001	2,250,000	$ 225	$ 2,025	$ -	$ 2,250

Comprehensive income (loss) (Loss) for the period	-	-	-	(2,935)	(2,935)

Balance, as at March 31, 2003 and 2002	2,250,000	225	2,025	(2,935)	(685)

Cancellation of common stock	(2,250,000)	(225)	225	-	-

Capital stock issued for cash - at $0.10	420,200	42	41,978	-	42,020
- at $0.01	544,000	54	5,386	-	5,440

Comprehensive income (loss) (Loss) for the year	-	-	-	(29,602)	(29,602)

Balance, as at March 31, 2004	964,200	96	49,614	(32,537)	17,173

Comprehensive income (loss) (Loss) for the period	-	-	-	(33,073)	(33,073)

Balance, as at December 31, 2004	964,200	$ 96	$ 49,614	$ (65,610)	$ (15,900)

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

STATEMENTS OF CASH FLOWS

for the nine months ended December 31, 2004 and 2003 and

for the period February 15, 2001 (Date of Incorporation) to December 31, 2004

(Stated in US Dollars)

(Unaudited - Prepared by Management)

	Nine months period ended December 31, 2004	Nine months period ended December 31, 2003	February 15, 2001 (Date of Incorporation) to December 31, 2004
Cash Flows from (used in) Operating Activities
Net loss for the period	$ (33,073)	$ (15,676)	$ (65,610)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	-	-	2,250
Depreciation	82	26	147
Change in other assets and liabilities:
Accounts payable and accrued liabilities	3,780	-	8,662
Due to (from) a director	1,633	(4,109)	4,959

Net cash flows used in operating activities	(27,578)	(19,759)	(49,592)

Cash Flows from Financing Activities
Proceeds from the investor deposits	-	22,350	-
Proceeds from issuance of common stock	-	-	47,460
Proceeds from issuance of promissory notes	-		30,000

Net cash flows provided by financing activities	-	22,350	77,460

Cash Flows (used in) Investing Activities
Acquisition of equipment	-	(432)	(432)

Net cash flows (used in) investing activities	-	(432)	(432)

(Decrease) Increase in cash during the period	(27,578)	2,159	27,436
Cash, beginning of the period	55,014	-	-

Cash, end of the period	$27,436	$2,159	$27,436

Supplementary cash flow information
Interest paid in cash	$ -	$ -	$ -
Income taxes paid in cash	$ -	$ -	$ -

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

Notes to Financial Statements

December 31, 2004

(Stated in US Dollars)

(Unaudited - Prepared by Management)

1. Basis of Presentation

The accompanying unaudited Interim balance sheets, statements of operations, stockholders' equity (deficiency) and cash flows reflected all adjustments, consisting of normal recurring adjustments and other adjustments, that are, in the opinion of management, necessary for a fair presentation of the financial position of the Company, at December 31, 2004, and the results of operations and cash flows for the nine months ended December 31, 2004, and for the period February 15, 2001 (Date of Incorporation) to December 31, 2004. The accompanying unaudited financial statements have been prepared in accordance with the instruction from Form 10-QSB pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and notes normally provided in audited financial statements and should be read in conjunction with the Company's financial statements for fiscal year ended March 31, 2004 included in the annual report previously filed on Form 10-KSB. The result of operations or the interim period presented is not necessarily indicative of the results to be expected for the full year.

2. Mineral Properties

During the year ended March 31, 2004, the Company acquired 20 mineral claim units located in Eureka County, Nevada for $3,500. This amount was expensed in the fiscal year ended March 31, 2004. The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

On July 21, 2004, the Company acquired 8 mineral claims located in the Pershing County, Nevada, for $3,500. This amount was expensed in the fiscal year ended March 31, 2005. The claims are subject to a royalty of 2.5% of net smelter returns.

3. Related Party Transactions

(a) Promissory notes payable

	December 31,	March 31,
	2004	2004

Promissory note payable to a director
of the Company, unsecured, interest at 8%
per annum, due January 9, 2006	$10,000	$10,000

Promissory note payable to a director
of the Company, unsecured, interest at 8%
per annum, due March 19, 2006	20,000	20,000
	$30,000	$30,000

The interest accrued for three-month period ended December 31, 2004, nine-month period ended December 31, 2004 and from February 15, 2001 to December 31, 2004 are $600, $1,800 and $2,032 respectively. Total accrued interest of $2,032 is included in accounts payable.

(b) Due to a director

The amount due to a director, $4,959, is unsecured, non-interest bearing and has no specific terms for repayment.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

 (A pre-exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

March 31, 2004 and 2003

Index

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Stockholders' Equity

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements

SEE ACCOMPANYING NOTES

MOORE STEPHENS

ELLIS FOSTER LTD.

 CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 737-8117  Facsimile: (604) 714-5916

Website:   www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

McNab Creek Gold Corp.

(formerly Parthenon Development Corporation)

(A pre - exploration stage company)

We have audited the balance sheets of McNab Creek Gold Corp. ("the Company") (A pre-exploration stage company) as at March 31, 2004 and 2003, the related statements of stockholders' equity, operations and cash flows for the years then ended, and for the period from February 15, 2001 (date of incorporation) to March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, and the period from February 15, 2001 (date of incorporation) to March 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada

"MOORE STEPHENS ELLIS FOSTER LTD."

July 27, 2004 except as to

Chartered Accountants

Note 2 which was as of December 3, 2004

MSEFA partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

BALANCE SHEET S

March 31, 2004 and 2003

(Expressed in US Dollars)

ASSETS	2004	2003
Current Assets
Cash	$ 55,014	$ -

Equipment - Note 4	367	-

Mineral Properties - Note 5	-

Total Assets	$ 55,381	$ -

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 4,882	$ 685
Due to a director - Note 6a	3,326	-

Total Current Liabilities	8,208	685

Promissory Notes Payable , related party - Note 7	30,000	-

Total Liabilities	$ 38,208	$ 685

STOCKHOLDERS' EQUITY (DEFICIENCY)
Authorized: 100,000,000 common stock with a par value of $0.0001
Issued and Outstanding
964,200 common stock (2003- 2,250,000 common stock)	96	225
Additional paid in capital	49,614	2,025
Deficit accumulated during the pre-exploration stage	(32,537)	(2,935)

Total Stockholders' Equity (Deficiency)	17,173	(685)

Total Liabilities and Stockholders' Equity (Deficiency)	$ 55,381	$ -

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENT S OF STOCKHOLDERS' EQUITY (DEFICIENCY)

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

	Common Shares		Additional Paid-in	Deficit Accumulated During the Pre-exploration
	Number	Par Value	Capital	Stage	Total
Issuance of common stock for services rendered at $0.001 per share, February 16, 2001	2,250,000	$ 225	$ 2,025	$ -	$ 2,250
Comprehensive income (loss) (Loss) for the period	-	-	-	(2, 935)	(2,935)

Balance, March 31, 2003 and 2002	2,250,000	225	2,025	(2,935)	(685)

Cancellation of common stock	(2,250,000)	(225)	225	-	-
Capital stock issued for cash - at $0.10	420,200	42	41,978	-	42,020
- at $0.01	544,000	54	5,386	-	5,440
Comprehensive income (loss) (Loss) for the year	-	-	-	(29,602)	(29,602)

Balance, as at March 31, 2004	964,200	$ 96	$ 49,614	$(32,537)	$ 17,173

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENT S OF OPERATIONS

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

	Year ended March 31,	Year ended March 31,	February 15 2001 (date of incorporation) to March 31,
	2004	2003	2004

Expenses
General and administrative	$ 10,334	$ -	$ 13,269
Property investigation costs	15,768	-	15,768
Mineral Claims - acquisition costs	3,500	-	3,500

Net loss for the period	$ (29,602)	$ -	$ (32,537)

Loss per share - basic and diluted	$ (0.02)	$ (0.00)
Weighted average number of Shares outstanding - basic and diluted	1,275,775	2,250,000

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENT S OF CASH FLOWS

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

	Year ended March 31,	Year ended March 31,	February 15 2001 (date of incorporation) to March 31,
	2004	2003	2004

Cash Flows from (used in) Operating Activities
Net loss for the period	$ (29,602)	$ -	$ (32,537)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issues for service	-	-	2,250
Depreciation	65	-	65
Change in other assets and liabilities:
Accounts payable	4,197	-	4,882
Due to director	3,326	-	3,326

Total Cash Flows used in Operating Activities	(22,014)	-	(22,014)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	47,460	-	47,460
Proceeds from issuance of promissory note	30,000		30,000

Total Cash Flows from Financing Activities	77,460	-	77,460

Cash Flows used in Investing Activities

Acquisition of equipment	(432)	-	(432)

Total Cash Flows used in Investing Activities	(432)	-	(432)

Increase in cash during the period	55,014	-	55,014

Cash, beginning of the period	-	-	-

Cash, end of the period	$ 55,014	$ -	$ 55,014

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

1.

Nature and Continuance of Operations

The Company was formed on February 15, 2001 under the laws of the State of Nevada, USA and commenced operations at that time.  On August 1, 2003, the Company changed its name to McNab Creek Gold Corp.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred operating losses and requires additional funds to maintain its operations.  Management's plans in this regard are to raise equity financing as required.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might result from this uncertainty.

The Company has not generated any operating revenues to date.

2.

Restatement of Financial Statements

During the year ended March 31, 2004, the Company acquired 20 mineral claim units located in Eureka County, Nevada for $3,500 (Note 5).  The acquisition cost was originally accounted for as an asset on the balance sheet.  The treatment of this acquisition cost was revised to be expensed, as the recoverability of the capitalized mineral claims is not warranted.  The revision reduced the total assets by $3,500 to $55,381 and increased the net loss for the period by $3,500 to $29,602.

3.

Significant Accounting Policies

(a)

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.  As at March 31, 2004 and 2003, cash and cash equivalents consist of cash only.

(b)

Mineral Properties

Exploration costs are charged to operations as incurred until such time that proven or probable ore reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

Cost of initial acquisition or mineral rights and concessions are capitalized until the properties are abandoned or the right s expire.

Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

As at March 31, 2004, the Company did not have proven or probable ore reserves.

(c)

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

(d)

Advertising Expenses

The Company expenses advertising costs as incurred.  There were no advertising expenses incurred by the Company for the periods ended March 31, 2004 and 2003.

(e)

Earnings (Loss) Per Share

Earnings  (Loss) per share is computed using the weighted average number of shares outstanding during the period.  The Company has adopted SFAS No. 128, "Earning Per Share".  Diluted earnings per share is equivalent to basic earnings per share because there are no dilutive securities.

(f)

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions.  As of March 31, 2004, the Company had no deposit in a bank beyond insured limits.

(g)

Foreign Currency Translations

The Company is located and operating outside of the United States of America.  It maintains its accounting records in U.S. Dollars, as follows:

At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

3 .

Significant Accounting Policies (continued)

(h)

Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value.   These financial instruments include cash and cash equivalents, promissory notes, accounts payable and accrued liabilities and due to related parties.   Fair values were assumed to approximate carrying values for these financial instruments, except where noted.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company is operating outside the United States of America and has exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollars.

(i)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

(j)

Accounting for Derivative Instruments and Hedging Activities

The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.  For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

3 .

Significant Accounting Policies   (continued)

(k)

Stock-Based Compensation

The Company adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation".

The Company does not have a stock option plan nor granted any stock options since inception.

(l)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the impairment or Disposal of Long-Lived Assets.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

(m)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency).  Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

The Company has no elements of "other comprehensive income" for the period ended March 31, 2004 and 2003.

(n)

Intangible Assets

The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment.  Intangible assets with a definite life are required to be amortized over their useful life or estimated useful life.

The Company does not have any goodwill nor intangible assets with indefinite or definite life since inception.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

3 .

Significant Accounting Policies   (continued)

(o)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51.  This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity.  FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date.  Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The adoption of FIN 46 does not have an impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133.  This Statement is effective for contracts entered into or modified after June 30, 2003.  The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 does not have an impact on the Company's financial statements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) will not have an impact on the company's financial position or results of operations.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

3 .

Significant Accounting Policies   (continued)

(o)

New Accounting Pronouncements   (continued)

In a December 11, 2003 speech, the American Institute of Certified Public Accountants and Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore is valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004.

4.

Equipment

		2004		2003
		Accumulated
	Cost	Depreciation	Net	Net
Computer equipment	$ 432	$ 65	$ 367	$ -

5.

Mineral Properties

During the year ended March 31, 2004, the Company acquired 20 mineral claim units located in Eureka County, Nevada for $3,500.   This amount was expensed in 2004.   The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

6.

Related Party Transactions

Related parties transactions not disclosed elsewhere in these financial statements are as follows:

(a)

The amount due to a related party is due to a director of the Company and is unsecured, non-interest bearing and has no specific terms for repayment.

(b)

In fiscal year 2004, the Company paid $1,852 and $4,000 in management fees to a director and an individual related to a director in amounts, respectively.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 and 2003

(Expressed in U.S. Dollars)

7.

Promissory Notes Payable

	2004	2003
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due January 9, 2006	$ 10,000	$ -
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due March 19, 2006	20,000	-
	$ 30,000	$ -

As at March 31, 2004, accrued interest of $232 is included in accounts payable.

8.

Income Taxes

As at March 31, 2004, the Company has estimated net operating losses carryforward for tax purposes of $29,000.  This amount may be applied against future federal taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations.  When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

Tax loss carry forwards	$ 10,000
Valuation allowance	(10,000)
$ -

9.

Non-Cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  During the period ended March 31, 2001, the directors and officers of the Company have provided certain administrative services whereby the Company issued 2,250,000 common shares at $0.001 per share.  The shares were subsequently cancelled in fiscal year 2004.

10.

Share Capital

During the year ended March 31, 2004, the Company issued 544,000 founder's shares at $0.01 per share.

11.

Subsequent Event

On July 21, 2004, the Company acquired 8 mineral claim units located in Pershing County, Nevada for $3,500.  The claims are subject to a production royalty of 2.5% of net smelter returns.

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	Articles of Amendment
3.3*	By-Laws
10.1	The SMH Quitclaim
10.2	The Roxy Quitclaim

*

Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MCNAB CREEK GOLD CORP.

Date:

February 16 , 2005

By:

/s/Kenneth G. Townsend

Kenneth G. Townsend,

President, C.E.O., C.F.O.,

Secretary and Director